UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 11 through June 14, 2007

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press releases:

•              Progress on share repurchase program KPN, dated 11 June 2007;

•              KPN reduces 2010 debt maturity, dated 14 June 2007.

Press release

Progress on share repurchase program	Date
KPN	11 June 2007

Number
043pe

Further to the share repurchase program announced on 6 February 2007, KPN announces that, during the week of 4 June 2007 to 8 June 2007, it has repurchased 3,355,000 KPN ordinary shares at an average price of EUR 12.43 To date, approximately 37.6% of the repurchase program has been completed. The repurchase program that started on 7 February 2007 will run through 31 December 2007.

Persbericht

KPN reduces 2010 debt maturity	Datum
14 juni 2007

Nummer
044pe

KPN has reduced the 2010 debt maturity by EUR 0.7 billion, following the dual-tranche issue of EUR 1 billion of bonds in May this year. This concludes KPN’s liability management transaction to smoothen its redemption profile as announced on 21 May.

According to KPN’s policy to mitigate foreign currency exposure, KPN hedged in 2000 the US Dollar exposure relating to the USD 1.75 billion bonds maturing in 2010 through cross currency interest rate swaps (EUR/USD swap rate of 0.87), resulting in EUR 2.0 billion debt maturing in 2010. KPN has renegotiated the swap rate of these cross currency interest rate swaps to current exchange rates (EUR/USD swap rate of 1.34), equivalent to an early redemption of the 2010 liability by EUR 0.7 billion to EUR 1.3 billion.

Furthermore this refinancing transaction includes an early interest payment of approximately EUR 75 million resulting in a total cash out of EUR 0.8 billion.

KPN has a credit rating of BBB+ with negative outlook by S&P and Baa2 with stable outlook by Moody’s.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: June 14, 2007	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel